GEMINI SPACE STATION, INC.
600 Third Avenue, 2nd Floor
New York, NY 10016

September 10, 2025

VIA EMAIL & EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets

100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Kate Tillan Robert Telewicz David Lin Irene Paik

Re:	Gemini Space Station, Inc. (the “Company”) Registration Statement on Form S-1 (Registration No. 333-289665)

Ladies and Gentlemen:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company's Registration Statement on Form S-1 (File No. 333-289665) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Eastern Time on September 11, 2025, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Securities and Exchange Commission.

We request that we be notified of such effectiveness by a telephone call to Ryan J. Dzierniejko of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3712 and that such effectiveness also be confirmed in writing.

Very truly yours,

Gemini Space Station, Inc.

By:	/s/ Tyler Winklevoss
Name:	Tyler Winklevoss
Title:	Chief Executive Officer

cc:

Cameron Winklevoss, President, Gemini Space Station, Inc.

Dan Chen, Chief Financial Officer, Gemini Space Station, Inc.

Marshall Beard, Chief Operating Officer, Gemini Space Station, Inc.

Tyler Meade, Chief Legal Officer, Gemini Space Station, Inc.

Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP

David J. Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP

John Zelenbaba, Skadden, Arps, Slate, Meagher & Flom LLP

Joseph Hall, Davis Polk & Wardwell LLP

Daniel P. Gibbons, Davis Polk & Wardwell LLP

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